UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                                Teco Energy, Inc.
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                                (Name of Issuer)


                     Common Stock, $1.00 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    872375100
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                                 (CUSIP Number)


                                November 15, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]  Rule 13d-1(b)

         [X]  Rule 13d-1(c)

         [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                     Page 2 of 7
                                  Schedule 13G

CUSIP NO. 872375100
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1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Manuel Moratiel Llarena
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [X]
     (b) [ ]
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3.   SEC USE ONLY
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4.   Citizenship or Place of Organization

     Spain
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Number of             5.       Sole Voting Power
Shares                         0
Beneficially          ----------------------------------------------------------
Owned by              6.       Shared Voting Power
Each                           12,000,000 shares
Reporting             ----------------------------------------------------------
Person With           7.       Sole Dispositive Power
                               0
                      ----------------------------------------------------------
                      8.       Shared Dispositive Power
                               12,000,000 shares
--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     12,000,000 shares
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions) [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

     5.7%
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12.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

                                                                     Page 3 of 7
                                  Schedule 13G

CUSIP NO. 872375100
--------------------------------------------------------------------------------
1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Pilar Llarena Rey del Castillo
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [X]
     (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

     Spain
--------------------------------------------------------------------------------
Number of             5.       Sole Voting Power
Shares                         0
Beneficially          ----------------------------------------------------------
Owned by              6.       Shared Voting Power
Each                           12,000,000 shares
Reporting             ----------------------------------------------------------
Person With           7.       Sole Dispositive Power
                               0
                      ----------------------------------------------------------
                      8.       Shared Dispositive Power
                               12,000,000 shares
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     12,000,000 shares
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions) [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

     5.7%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

                                                                     Page 4 of 7
                                  Schedule 13G

CUSIP NO. 872375100

Item 1.
         (a)      Name of Issuer:

                  Teco Energy, Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                  702 North Franklin Street
                  Teco Plaza
                  Tampa, Florida 33602

Item 2.
         (a)      Name of Person Filing:

                  (1)      Manuel Moratiel Llarena
                  (2)      Pilar Llarena Rey del Castillo

         (b)      Address of Principal Business Office, if none, Residence:

                  (1)      Calle Alcala, 97
                           Madrid
                           C.P: 28001
                           Spain

                  (2)      Calle Alcala, 97
                           Madrid
                           C.P: 28001
                           Spain

         (c)      Citizenship:

                  (1)      Spain
                  (2)      Spain

         (d)      Title of Class of Securities:

                  Common Stock, $1.00 par value per share

         (e)      CUSIP Number:

                  872375100

                                                                     Page 5 of 7
                                  Schedule 13G

CUSIP NO. 872375100

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a) [ ]  Broker or dealer registered under Section 15 of the Act
                  (15 U.S.C. 78o).
         (b) [ ]  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C.
                  78c).
         (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
         (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
         (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E).
         (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-(b)(1)(ii)(F).
         (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).
         (h) [ ]  A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 1813).
         (i) [ ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.80a-3).
         (j) [ ]  Group, in accordance with ss.240.13d-(b)(1)(ii)(J).

         Not applicable.

Item 4.  Ownership

         MDR Inversiones S.L. ("MDR"), a Spanish entity that is controlled by the Reporting Persons, is the direct holder of all 12,000,000 shares of common stock of the Issuer beneficially held by the Reporting Persons. Manuel Moratiel Llarena directly owns 1.35% of MDR. MJM Parking S.L., a Spanish entity wholly owned by Manuel Moratiel Llarena, owns 32.05% of MDR. Pilar Llarena Rey del Castillo, the mother of Manuel Moratiel Llarena, directly owns 56.6% of MDR (and may be considered part of a group with Manuel Moratiel Llarena). The remaining 10% of MDR is owned by two of Manuel Moratiel Llarena's sisters.

         (a)      Amount beneficially owned:

                  12,000,000 shares

         (b)      Percent of Class:

                  5.7%

         (c)      Number of Shares as to which the person has:

                  i.       Sole power to vote or to direct the vote:

                           0

                  ii.      Shared power to vote or to direct the vote:

                           12,000,000

                  iii. Sole power to dispose or to direct the disposition of:

                           0

                  iv. Shared power to dispose or to direct the disposition of:

                           12,000,000

                                                                     Page 6 of 7
                                  Schedule 13G

CUSIP NO. 872375100

Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

         Not applicable.

Item 8.  Identification and Classification of Member of the Group

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 23, 2007                /s/ Manuel Moratiel Llarena
      -----------------                -----------------------------------------
                                       Manuel Moratiel Llarena


Date: November 23, 2007                /s/ Pilar Llarena Rey del Castillo
      -----------------                -----------------------------------------
                                       Pilar Llarena Rey del Castillo